SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

    The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Touchstone ETF Trust

Address of Principal Business Office:	303 Broadway, Suite 1100 Cincinnati, Ohio 45202-4203

Telephone Number:	(800) 638-8194

Name and Address of Agent for Service of Process:
Corporation Service Company
251 Little Falls Drive
Wilmington, Delaware 19808
County of Newcastle

With copies to:
Richard F. Kerr, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

Andrew J. DeLorme, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

Clair E. Pagnano, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:      X Yes     No

SIGNATURES

    Pursuant to the requirements of the Investment Company Act of 1940, the Touchstone ETF Trust has caused this notification of registration to be duly signed on its behalf in the city of Cincinnati and the state of Ohio on the 8th day of April, 2022.

TOUCHSTONE ETF TRUST By: /s/E. Blake Moore, Jr. E. Blake Moore, Jr. Principal Executive Officer, Trustee and President

Attest: /s/Meredyth A. Whitford-Schultz Meredyth A. Whitford-Schultz Secretary

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